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                             August 18, 2023

       Dr. Whitney Haring-Smith
       Chief Executive Officer
       Anzu Special Acquisition Corp I
       12610 Race Track Road, Suite 250
       Tampa, FL 33626

                                                        Re: Anzu Special
Acquisition Corp I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 4,
2023
                                                            File No. 333-271920

       Dear Dr. Whitney Haring-Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Interests of the Sponsor and Anzu's Directors and Officers in the Business Combination, page 14

   1.                                                   We note your amended
disclosure in response to comment 2. Please revise your
                                                        disclosure to clearly
state the purpose of the forward purchase agreement, and confirm that you will file the
relevant current report noted in Tender Offer Compliance and
                                                        Disclosure
Interpretation 166.01, if applicable.
       Side Letters with Legacy Forward Purchasers, page 180

   2.                                                   We note your revised
disclosure and response to comment 11 and reissue in
                                                        part. Please discuss
the reasoning behind the decision to terminate the Legacy Forward
                                                        Purchase Agreements.
Further, please clarify the purpose of the side letter agreements,
 Dr. Whitney Haring-Smith
FirstName LastNameDr.
Anzu Special AcquisitionWhitney
                        Corp I Haring-Smith
Comapany
August 18, NameAnzu
           2023       Special Acquisition Corp I
August
Page 2 18, 2023 Page 2
FirstName LastName
         including any negotiations or analysis that led to these agreements remaining in full force and effect, notwithstanding the termination of the Legacy Forward Purchase Agreements.
Background of the Business Combination, page 186

3. We note your response to previous comment 9 and reissue in part. Please further revise your disclosure throughout this section to include detailed descriptions of negotiations relating to material terms of the PIPE Transaction, the proposed Envoy Conversions, and the Exchange Offer. In this regard, please explain the terms of such agreements, each party's position on such issues, and how you reached agreement on the final terms and agreements. As a related matter, we note your response to comment 8. Please revise your disclosure in the background of the business combination section to further discuss any negotiations related to Anzu no longer being required to have at least $43,913,470 in the
         Trust Account. In this regard, we note your revised disclosure that "the parties agreed to establish a threshold which required Anzu to retain at least $40 million in the Trust
         Account at the Extension," "[o]n December 20, 2022, Dr. Haring-Smith shared a final version of the Term Sheet that aimed to clarify that the Trust Account would need to retain more than $40 million during the planned Extension as part of remaining listed on a major national exchange;" and "The result of this effort by Anzu management was that over $40 million was retained in the Trust Account at the Extension." However, it is
         unclear how the parties arrived at the determination that there would be no minimum cash condition at closing.
4. We note your responses to comments 10 and 14, but we are not persuaded by your responses. We further note that Item 4(b) of Form S-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and
(ii) referred to in the
         prospectus. Accordingly, please provide the information required by
Item 4(b) of Form S-
         4 and Item 1015(b) of Regulation M-A with regard to MCRA and any other "[t]hird party diligence providers" and industry-relevant consultants that have produced material reports, opinions, or appraisals.
The Anzu Board's Reasons for the Business Combination, page 197

5. We note your response to comment 13, and your revised disclosure on page 197 including the following statements:

                "Based on these peer companies, the Anzu Board considered what discount level would be sufficient to reflect the early-stage development of Envoy relative to its publicly traded peers, the technological risks associated with an early stage device, and the fact that Envoy does not have a currently commercialized business, unlike its publicly traded peers;" and

                "The Anzu Board believed this valuation reflected a significant discount that was sufficient to establish an attractive entry point for Anzu stockholders. Given these
 Dr. Whitney Haring-Smith
FirstName LastNameDr.
Anzu Special AcquisitionWhitney
                        Corp I Haring-Smith
Comapany
August 18, NameAnzu
           2023       Special Acquisition Corp I
August
Page 3 18, 2023 Page 3
FirstName LastName
              factors, the Anzu Board concluded that the valuation of Envoy represented a
              reasonable entry valuation for Anzu   s stockholders."

         Please revise your disclosure to present the analyses conducted and considered by the
         Anzu Board to arrive at its valuation of New Envoy. For example, please disclose how you selected each of the comparable companies, given your disclosure that these companies are publicly traded and are currently selling partially implanted devices.
         Please also disclose how you considered the revenues, earnings, and market capitalizations of the incumbent competitors currently selling partially-implanted devices to determine the discount level that would be sufficient to reflect the early-stage development of Envoy relative to its peers. Provide any relevant assumptions related to your analyses.
6. We note your response to comment 11 that the Board held general discussions with multiple potential parties regarding a third party fairness opinion but did not believe a fairness opinion to be appropriate, given the necessary valuation methodology. Please revise your disclosure to describe the relevant experience and knowledge of the the Board on which it relied to reach the conclusions regarding the advisability and fairness of the merger agreement.
Contractual Obligations, page 214

7. We note your response to previous comment 15 and reissue in part. Please revise your disclosure to address the following:

                describe the "industry developments" that preceded one of the two underwriter resignations.

                We note your disclosure that the waiver of deferred underwriter fees is "consistent with market practice by many other underwriters to other special purpose acquisition companies." Please revise or remove this disclosure, as appropriate, for consistency with the disclosure in your risk factor on page 75 that "the waiver of a deferred underwriting fee is unusual and some investors may find the Business Combination less attractive as a result."

                Please clarify the SPAC   s current relationship with the
underwriters.

                Given that both of your underwriters resigned after you began searching for targets, please affirmatively disclose whether one or both of the underwriters had any role in the identification or evaluation of business combination targets.

                Revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.
 Dr. Whitney Haring-Smith
Anzu Special Acquisition Corp I
August 18, 2023
Page 4
General

8. We note your disclosure in response to comment 20, including the amended disclosure in footnote 3 on page 5 that the maximum redemption scenario "[a]ssumes that 4,312,774 shares of Anzu common stock, or 100% of public shares outstanding are redeemed, of which 4,300,000 shares are recycled by Meteora Parties, and 86,000 shares are issued to
      Meteora Parties as 2% share consideration." Please clarify the meaning of "are recycled"
      as it is used in this disclosure.
       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

FirstName LastNameDr. Whitney Haring-Smith                Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameAnzu Special Acquisition Corp I
                                                          Services
August 18, 2023 Page 4
cc:       David Slotkin
FirstName LastName